Exhibit 12

W. P. CAREY INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (i) income from continuing operations before income taxes and adjustment for net income attributable to noncontrolling interests, (ii) fixed charges, (iii) distributed income of equity investments, and (iv) amortization of capitalized interest, reduced by (i) equity in earnings of equity method investments and (ii) net income attributable to noncontrolling interests that have not incurred fixed charges. “Fixed charges” consist of (i) interest expensed and capitalized, (ii) amortized premiums, discounts, and capitalized expenses related to indebtedness, and (iii) an estimate of the interest within rental expense.

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown.

(Dollars in thousands)

	Six Months Ended June 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$106,343	$222,848	$230,360	$95,237	$94,286	190,255
Fixed charges	96,278	196,991	180,689	110,179	52,193	23,625
Less: Equity in earnings of equity method investments	(31,440)	(51,020)	(44,116)	(52,731)	(62,392)	(51,228)
Distributed income of equity investments	32,365	51,435	42,809	42,554	45,121	51,538
Amortization of capitalized interest	6	—	—	—	—	—
Net income attributable to noncontrolling interests that have not incurred fixed charges	(3,821)	(6,235)	(4,619)	(3,847)	(1,319)	(2,735)
Earnings	$199,731	$414,019	$405,123	$191,392	$127,889	$211,455

Interest expense	$95,147	$194,326	$178,462	$108,193	$50,709	$22,366
Capitalized interest	—	329	163	—	—	—
1/3 of rental expense - interest factor	1,131	2,336	2,064	1,986	1,484	1,259
Fixed Charges	$96,278	$196,991	$180,689	$110,179	$52,193	$23,625

Ratio of Earnings to Fixed Charges	2.07	2.10	2.24	1.74	2.45	8.95
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(a)
Includes adjustments to correct amounts previously reported, related primarily to the inclusion of distributed income of equity investments. The corrections resulted in increases/(decreases) to the Ratio of Earnings to Fixed Charges of 0.20, 0.14, (0.14), (0.02), and 1.31 for the years ended December 31, 2015, 2014, 2013, 2012, and 2011, respectively.